GENCO SHIPPING & TRADING LIMITED
299 Park Avenue, 12th Floor
New York, New York 10171

September 18, 2015

VIA EDGAR AND U.S. MAIL

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Genco Shipping & Trading Limited
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-K/A for the Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated August 24, 2015 (the “Comment Letter”) to Mr. John Wobensmith, President of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the Annual Report on Form 10-K for the year ended December 31, 2014, filed by the Company on March 2, 2015, and the Annual Report on Form 10-K/A (the “Form 10-K/A”) for the year ended December 31, 2014, filed by the Company on April 30, 2015 (collectively, the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

During the Company’s process to draft its response to the Staff’s comment #13, an issue was identified related to the Company’s determination of “Net gain on debt and equity discharge and issuance” and “Fresh-start reporting adjustments” as presented in Note 21 to the Company’s consolidated financial statements. As described in our response to comment #13 below, in evaluating this issue, we concluded that there were errors in certain of our previously reported financial information for the Predecessor period from January 1, 2014 to July 9, 2014. As described in the Company’s Current Report on Form 8-K dated September 18, 2015, the Company plans to file an amendment to the Annual Report (the “Amended Annual Report”) reflecting the correction of these errors.

The Company intends to file the Amended Annual Report following resolution of the Staff’s outstanding comments. Hereinafter, references to amounts as “restated” and disclosures as “revised” represent changes that the Company intends to implement in the Amended Annual Report.  All  changes to amounts previously reported in the Annual Report are preliminary estimates, are subject to review in connection with the Amended Annual Report, and consequently may change.  Where we propose changes to the text of the Annual Report below, the text has been marked to show such changes.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K/A for the Year Ended December 31, 2014

Item 6. Selected Financial Data, Page 4

1.	We note that for purposes of the table of selected consolidated financial and other data disclosed on Page 4, 2014 Successor amounts and 2014 Predecessor amounts have been combined. Please note that this presentation is not acceptable under GAAP because it combines two periods with different basis’ of accounting. Please revise to remove such presentation.

The Company will remove the combined table for 2014 Successor amounts and 2014 Predecessor amounts shown in Item 6 on page 4 and the Company will present only the 2014 Successor amounts and the 2014 Predecessor amounts as separate periods in the Amended Annual Report.

Please see Annex A to this letter for revised disclosure proposed to be included in the Amended Annual Report, which would replace Item 6 located on pages 4-6 in the Form 10-K/A. In addition, certain amounts included in Annex A have been restated from their previously reported amounts as a result of correction of the errors described in the third paragraph of the introduction to this letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 11

2.	We note that although your tables of operating data disclosed in MD&A separately present amounts related to the 2014 Successor period and the 2014 Predecessor period, your discussion in the results of operations section discloses amounts that combine the 2014 Successor period and the 2014 Predecessor period to provide comparability of such information to the year ended December 31, 2013. However, these periods are accounted for using different basis’ of accounting and combining the 2014 periods is not an acceptable presentation. In this regard, please revise to remove the combined amounts from your discussion or alternatively we would not object to a discussion of the 2013 income statement amounts to the combined 2014 income statement amounts by solely referring to the change in amounts between periods. For example, you disclose that vessel operating expenses increased from $111.7 million to $121.6 million. As an alternative to disclosing the $121.6 million combined 2014 amount which is considered a non-GAAP measure, you may disclose that vessel operating expenses were $111.7 million in 2013 and increased $9.9 million in 2014.

The Company will remove the combined amounts from its discussion and present disclosures consistent with the Staff’s alternative disclosure suggestion in the Amended Annual Report.

Please see Annex B to this letter for an excerpt of revised disclosure proposed to be included in the Amended Annual Report, which replaces a portion of Item 7 beginning with Service Revenues located on page 12 through page 15 in the Form 10-K/A. In addition, certain amounts included in Annex B have been restated from their previously reported amounts as a result of correction of the errors described in the third paragraph of the introduction to this letter.

Critical Accounting Policies

Vessels and Depreciation, Page 29

3.	We note in your disclosure that at December 31, 2014, the vessel valuations of all of your vessels for covenant compliance purposes as of the most recent compliance testing date were lower than their carrying values which exceeded these valuations by a range of $0.1 million to $8.2 million per vessel and $246.6 million on an aggregate fleet basis. We further note on page 32, that your estimated undiscounted cash flows exceeded each of your vessels’ carrying values by a considerable margin. Due to the gap in valuations for covenant compliance purposes as compared to the undiscounted cash flow estimates, please further explain to us the significant factors and assumptions used in the third party valuations used for collateral compliance purposes compared to those you used in determining estimated future cash flows in your impairment analysis.

The third party valuations for collateral compliance purposes use a variety of techniques to determine the market value of vessels through vessel-by-vessel assessments.  These vessel-by-vessel assessments, commonly referred to as desktop appraisals, typically take into account (i) vessel age, (ii) vessel class, (iii) vessel size, (iv) vessel builder, (v) market conditions and (vi) comparable transactions between a willing buyer and seller on the basis of prompt charter free delivery, for cash payment on standard sale terms. These third party valuations are obtained as required by our credit agreements.  These valuations are estimated on an “available-for-sale” basis as of a certain point in time pursuant to our collateral compliance test dates and can become outdated following the completion of comparable transactions subsequent to their issuance, which results in considerable volatility in the determination of the market value of vessels.

For our impairment analysis, we estimate the future undiscounted cash flows of our vessels on a “held-for-use” basis as required under GAAP. As described in our disclosures on page 32, we make assumptions and estimates about the vessels’ future operating performance. The most significant of such assumptions are vessel charter rates, fleet utilization, vessels’ operating expenses, vessels’ capital expenditures and drydocking requirements, vessels’ residual value and the estimated remaining useful life of each vessel. Specifically, our undiscounted cash flow projections utilize held-for-use rather than point in time assumptions, which include the charter rates currently in effect for a particular vessel for the duration of their current time charters, without assuming additional profit sharing; and for periods of time where our vessels are not fixed on time charters, our undiscounted cash flow projections utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent ten year historical one year time charter average.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, Page 34

4.	Please explain to us how you determined that disclosure controls and procedures were effective as of December 31, 2014, despite your conclusion that internal control over financial reporting was not effective as of December 31, 2014.

In light of the issues described in the third paragraph of the introduction to this letter, management has re-evaluated the disclosures in Item 9A,  Controls and Procedures of the Annual Report, and has determined that they should be revised to indicate that the Company’s disclosure controls and procedures were not effective as set forth in Annex C to this letter.

Consolidated Statements of Operations, Page F-4

5.	Please tell us how the net loss attributable to noncontrolling interest of $8,734 for the period from January 1 to July 9, 2014 was calculated or determined. In this regard, it appears from your disclosure in Note 3 that net loss attributable to the Baltic Trading segment during this period was $93,430.

As described in Note 1 to the Company’s consolidated financial statements on page F-14 of the 10-K/A, Baltic Trading Limited and its wholly owned subsidiaries (collectively, “Baltic Trading”) are less than wholly-owned subsidiaries of the Company. As described in Note 3 to the Company’s consolidated financial statements on page F-22, the operations of Baltic Trading comprise a reporting segment.

As a result of correcting the errors described in the third paragraph of the introduction to this letter, the net loss attributable to noncontrolling interest of $8,734 for the Predecessor period from January 1 to July 9, 2014 as previously reported in the Company’s consolidated statement of operations on page F-4 will also be restated. The restated net loss attributable to noncontrolling interest for the Predecessor period from January 1 to July 9, 2014 will be $62,101.  Please see Annex D to this letter for further details.

The difference between the Predecessor’s reported net loss attributable to noncontrolling interest for the period from January 1, 2014 to July 9, 2014 in the Company’s consolidated statement of operations of $62,101, as restated, and the Predecessor’s reported net loss attributable to the Baltic Trading reporting segment for this period as reported in Note 3 to the Company’s consolidated financial statements of $93,430 on page F-24 is due to the preparation of the Company’s reporting segment financial information on a pre-attribution basis of any such reporting segment net (loss) income to non-controlling interests.

For segment reporting purposes, the Company discloses financial information consistent with the Company’s internal presentation of such information to its chief operating decision maker and its board of directors, which as noted above, is on a pre-attribution basis of any such net (loss) income to noncontrolling interests. Accordingly, 100% of Baltic Trading’s net loss from operations, which includes certain fresh-start accounting revaluation adjustments, are included in the Company’s segment reporting financial information in Note 3.  However, the net loss attributable to the noncontrolling interests in the Company’s consolidated statement of operations on page F-4 reflects only the noncontrolling interests in Baltic Trading’s net loss from operations and the consequences of  fresh-start accounting adjustments that affected noncontrolling interests.

Notes to Consolidated Financial Statements

1 – General Information

Reorganization Value, Page F-10

6.	Please tell us and disclose the significant matters relating to the determination of reorganization value as required by ASC 852-10-50-7c. You should clearly address in your disclosure the methodologies used and the factors considered, and identify the sensitive assumptions and assumptions about anticipated conditions.

In the Amended Annual Report, the Company will replace the disclosures that appear on page F-10 of the 10-K/A under the caption “Reorganization Value” with the following paragraphs:

^The Plan as confirmed by the Bankruptcy Court estimated the distributable value of the Successor’s equity to be $1.23 billion (the “Distributable Value”). Various valuation methodologies were considered in the bankruptcy proceedings to estimate the Distributable Value. These methodologies included:

•	An asset-based methodology using net asset value, which incorporated (i) third-party appraisals of vessels, (ii) trading values for freely traded securities, (iii) book values for other balance sheet accounts and (iv) discounted cash flows for material contracts.

•	A precedent transactions methodology, which incorporated relevant transactions announced in the previous five years.

•	A comparable company methodology, which evaluated drybulk companies with similar operating profiles and adjusting to reflect differing characteristics like vessel ages. The comparable company methodology takes into account comparable companies' (i) capital structure, (ii) trading values, (iii) asset values, and (iv) projected EBITDA. Projected EBITDA of each comparable company was determined by relying on equity research analyst projections.

•	A discounted cash flow methodology, which was premised on (i) the Company's business plan, which incorporated leading industry consultant charter rate forecasts, (ii) a weighted average cost of capital of 10.1% and (iii) a terminal value based on the projected asset value of the fleet at the end of the four-year projection period.

The Distributable Value of the Company ranged from $1.1 - $1.4 billion based upon consideration of these various methodologies. Ultimately, after this was challenged in the bankruptcy proceedings, the bankruptcy court approved a Distributable Value in the amount of $1.23 billion in conjunction with confirmation of the plan, which was within this range and based on the asset-based methodology described above.  Management believed that the Distributable Value of $1.23 billion, which was derived using the asset based methodology described above and was approved by the bankruptcy court, provided the best representation of the Company's post-emergence reorganization value as defined in ASC 852.

^ Such valuation assumptions are not a prediction or reflection of post-confirmation trading prices of the Debtors’ common stock. Such securities may trade at substantially lower or higher prices because of a number of factors. The trading prices of securities issued under a plan of reorganization are subject to many unforeseen circumstances and therefore cannot be predicted.  The Company’s reorganization plan was based upon a distributable value of $1.23 billion which was agreed to by the prepetition lenders as part of a settlement embodied in the plan.

Successor Company Equity Warrant Agreement, Page F-10

7.	We note that in connection with the Plan, shares of Predecessor common stock were cancelled and holders received Successor company equity warrants. Please tell us the value attributed to these warrants and explain how that amount was calculated or determined.

As described in our response to comment #6 above, the total reorganization value of the Successor was approved by the bankruptcy court. The value of the warrants were contemplated within that reorganization value and are free-trading financial instruments with a contractually defined exercise formula to convert to Successor common stock. Upon the exercise of any such warrants, the requisite shares of Successor common stock would be issued with an entry to credit common stock outstanding at par value and debit additional paid-in capital in a similar amount. Therefore, the Company did not separately value these warrants, as they are a part of the implied equity at emergence from bankruptcy.

Financial Statement Presentation, Page F-10

8.	Please tell us how you calculated or determined the amount attributable to the revaluation of non-controlling interest.

The amount attributable to the revaluation of non-controlling interest was determined based on a relative fair value allocation of Baltic Trading Limited’s estimated equity value as July 8, 2014, which multiplied the percentage of Baltic Trading Limited’s equity ownership attributable to non-controlling interests of 88.96% by the estimated equity value of Baltic Trading Limited as of this date. The estimated equity value of Baltic Trading Limited as of this date was determined by multiplying the publicly-traded closing price of Baltic Trading Limited’s common stock of $5.45 on July 8, 2014 by the total number of shares of Baltic Trading Limited’s common stock (51,205,241 shares) and Class B stock (6,356,471 shares) outstanding on July 8, 2014.

9.	We note that your adjustment to recognize your vessels at fair value resulted in a decrease in value of $1,065,882. Please explain to us how you calculated or determined the fair value of the vessels at July 9, 2014. Your response should include the method used in the valuation and all significant assumptions.

The fair values of the vessels at July 9, 2014, were determined by management based on a market methodology, which averaged  two estimates received from third-party appraisals of the value of each vessel as of such date.  The significant factors applied in these appraisals are evaluated by management for reasonableness and are the same as those described in the first paragraph of our response to comment #3 above.

10.	Please provide us with, and revise the notes to the financial statements to include an allocation of the total reorganization value to the net assets of the business. This allocation of reorganization value should clearly show how the amount of goodwill was calculated or determined.

The total reorganization value of the Company in the amount of $1,233,000 is presented as “Total Genco Shipping & Trading Limited Shareholders’ equity” in the “Successor July 9, 2014” column of the table on page F-11. The components of the total reorganization value of the Company are contained in the table in footnote (a), subnote 1 under the caption Issuance of Successor common stock, Rights Offering footnote (a), subnote 6 and reclassification to accounts payable footnote (a), subnote 4 in Annex E to this letter.  The asset and liability account balances in the “Successor July 9, 2014” column of the table on page F-11 presents the fair value of the assets and liabilities of the business at July 9, 2014. As indicated in the table, goodwill in the amount of $166,067 was recognized in this allocation, which represents the portion of the total reorganization value that was not attributed to specific tangible or identifiable intangible assets.

The Company describes its application of the fresh-start accounting fair value allocation basis prescribed by ASC 852 in the “Financial Statement Presentation” section of Note 1 to its consolidated financial statements. The “Successor July 9, 2014” column of the table on page F-11 reflects the results of this fair value allocation, including the goodwill recognized. Footnote (c) in the “Revaluation of Assets and Liabilities” column of the table on page F-11 describes the fresh-start accounting adjustments recorded for purposes of establishing the net assets of the Company as of the fresh-start date on a fair value basis. The Company will enhance its disclosure in footnote (c) in order to clarify that the goodwill adjustment included in the “Revaluation of Assets and Liabilities” column of the table on page F-11 represents the portion of the total reorganization value that was not attributed to specific tangible or identifiable intangible assets.

In the Amended Annual Report, we propose replacing the table and notes showing the effects of the Plan and fresh-start reporting on the Company’s consolidated balance sheet located on pages F-11 to F-13 in Note 1 with the disclosure set forth in Annex E to this letter.  Specifically, please see note (c) in Annex E for additional disclosure concerning goodwill.

11.	Please tell us and revise to disclose how the adjustments in column (a) of $1,232,397 to Successor additional paid-in capital and $936,774 to Retained (deficit) earnings, were calculated or determined. Your response and revised disclosure should clearly show the significant components of each amount.

The adjustment of $1,232,397 to Successor additional paid-in capital was determined as the total reorganization value of the Company in the amount of $1,233,000 (see response to Comment #10 above) less the portion of such amount, $603, that was attributed to the par value of common stock issued to the Successor shareholders pursuant to the distribution terms stated in the court approved plan of reorganization.

The previously reported adjustment in column (a) of $936,774 to “Retained (deficit) earnings” will be restated to $918,338 in the Amended Annual Report as a result of the correction of the errors described in the third paragraph of the introduction to this letter. The restated amount was determined as follows:

Description	Amount	Disclosure Reference
Gain on settlement of liabilities subject to compromise in exchange for equity, net	$33,832	<1>
Elimination of Predecessor common stock	445	<2>
Elimination of Predecessor additional paid-in capital to retained (deficit) earnings	849,130	<2>
Elimination of Predecessor accumulated other comprehensive income	34,931	<3>
	$918,338

<1> See footnote (a), subnote 1 in Note 1 under the table for the effects of the Plan and fresh-start reporting on the Company’s consolidated balance sheet. The Company’s Amended Annual Report will include a table that presents the components of how this amount was determined – see response to comment #13 and Annex E.

<2> See footnote (a), subnote 5 to table on page F-11 in Note 1 to the consolidated financial statements. See Annex E for the revised table and notes.

<3> See footnote (a), subnote 3 to table on page F-11 in Note 1 to the consolidated financial statements.  See Annex E for the revised table and notes.

7 - Investments, Page F-28

12.	It appears from your disclosures in Note 12 and the consolidated statements of comprehensive (loss) income, that you have a significant unrealized loss on investments recognized in other comprehensive (loss) income in the period from July 9 to December 31, 2014. Please explain to us why you believe this loss is not other than temporary. As part of your response and revised disclosure, please refer to the disclosures required by ASC 320-10-50.

As described in Note 7 to the Company’s consolidated financial statements, the Company’s investment in Jinhui Shipping and Transportation Limited (“Jinhui”) was re-measured to its fair value as of July 9, 2014 for purposes of the Successor’s application of fresh-start accounting guidance. Accordingly, the unrealized loss on investments recognized in other comprehensive (loss) income in the period from July 9 to December 31, 2014 is entirely attributable to the decline in the fair value of Jinhui during this approximate six-month period. The Company did not consider this loss to be other than temporary as of December 31, 2014 for reasons that included the following:

•	The most precipitous decline in the stock price to the Company’s amortized cost basis in its investment in Jinhui in the period from July 9 to December 31, 2014 occurred subsequent to the second half of September 2014.

•	The cumulative decline to the Company’s amortized cost basis in its investment in Jinhui in the period from July 9 to December 31, 2014 was generally consistent with that experienced by the drybulk shipping sector during this period, which, in consideration of the volatility in the drybulk shipping sector, was a decline was not deemed to be of a severity that recovery would be deemed atypical in the industry.

•	The Company has held this investment in Jinhui since 2007 and believes that it has demonstrated intent and ability to hold the investment for a period sufficient to allow for an anticipated recovery of cyclical declines, emphasis those of relatively short duration as is the case for our investment in Jinhui at December 31, 2014.  As discussed in comment #13 below, the Company had unrealized gains of $34.9 million in “Accumulated other comprehensive income” related to Jinhui when the Company revalued the Predecessor balance sheet upon emergence from bankruptcy.

The Company will revise in the Amended Annual Report the disclosure in Note 7 to the Company’s consolidated financial statements to disclose the information that the Company considers in evaluating unrealized losses recognized in other comprehensive (loss) income for other than temporary impairment. In the Amended Annual Report, we propose adding the following disclosure to the end of the second paragraph of Note 7 on page F-28 in the Form 10-K/A:

“In determining whether the Company has an other than temporary impairment, we considered that the most precipitous decline in Jinhui’s stock value began during September of 2014.  As the duration and severity of the decline was generally consistent with the overall drybulk shipping sector and the Company had the intent and ability to hold the investment for a period sufficient to allow for recovery of cyclical declines in the drybulk shipping sector, we determined that the decline in the fair value of the Company’s investment in Jinhui was not other than temporary at December 31, 2014.”

21 – Reorganization Items, Net, Page F-53

13.	Please explain to us how the amounts related to “net gain on debt and equity discharge and issuance” and “fresh-start reporting adjustments” were calculated or determined.

As noted in the third paragraph of the introduction to this letter, errors were identified related to the Company’s determination of “Net gain on debt and equity discharge and issuance” and “Fresh-start reporting adjustments” as presented in Note 21 to the Company’s consolidated financial statements.

In the Amended Annual Report we will revise our disclosures in Note 21 as shown in Annex F as a result of the correction of these errors.

In our revised disclosure in Note 21 as shown in Annex F, the item called “net gain on debt and equity discharge and issuance” has been eliminated and replaced with “Gain on settlement of liabilities subject to compromise in exchange for equity, net” and has been explained in response to comment 11 above.

In our revised disclosure in Note 21 as shown in Annex F, the item called “Fresh-start reporting adjustments” is comprised of amounts presented in the column “Revaluation of Assets and Liabilities” in the “Fresh-Start Adjustments” restated table on page F-11 included as Annex E, which were recorded in the application of fresh-start accounting in order to adjust the net assets and liabilities of the Successor to their fair values. See revised footnote (c) to the “Fresh-Start Adjustments” table in Annex E.

27 – Restatement of Consolidated Financial Statements, Page F-59

14.	We note your disclosure that subsequent to the issuance of your 2014 consolidated financial statements, you became aware of an error in the allocation of goodwill impairment to noncontrolling interest recognized in December 2014 by the Company associated with its consolidated subsidiary Baltic Trading. Please tell us the amount of the goodwill impairment that was allocated to the Baltic Trading segment and explain to us why you believe this allocation was appropriate.

The entire amount of goodwill originally allocated to the Baltic Trading reporting segment, $27,002, was determined to be impaired and was therefore written-off in December 2014.

28 – Unaudited Quarterly Results of Operations, Page F-60

15.	In future filings, please revise to clearly disclose how unusual or infrequently occurring items, such as the goodwill impairment in the fourth quarter of 2014, are material to the results of each quarter. Please refer to Item 302(a)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment.  The Company confirms that in future filings, commencing with the Amended Annual Report, it will modify its disclosure in order to clearly disclose, in accordance with Item 302(a)(3) of Regulation S-K, how unusual or infrequently occurring items are material to the results of each quarter.  In the Amended Annual Report we propose adding the following disclosure after the last sentence in the first paragraph in Note 28 on page F-60 in the Form 10-K/A:

“In the fourth quarter of 2014, the Successor had a material impairment of goodwill in the amount of $166,067.  See Note 5 – Goodwill Impairment for additional information related to the impairment taken in the fourth quarter of 2014.”

The Company acknowledges that the Staff will not be in a position to accelerate the effectiveness of the Company’s registration statement on Form S-3 filed on July 31, 2015 (File No. 333-206023) (the “Registration Statement”) until all outstanding comments regarding the Annual Report have been resolved.  In addition, to the extent that any comments related to the Staff’s review of the Annual Report apply to disclosure in the Registration Statement, the Company acknowledges that it will make corresponding revisions to all affected disclosure.

In addition, as requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports.  Please feel free to contact the undersigned at (646) 443-8550 for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
President

Annex A

PART II

ITEM 6.	SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

			For the Years Ended December 31,
	Period from July 9 to December 31, 2014 (2)	Period from January 1 to July 9, 2014 (2) (restated)	2013	2012	2011	2010
Income Statement Data:
(U.S. dollars in thousands except for share and per share amounts)
Revenues:
Voyage revenues	$ ^ 98,817	$118,759	$224,179	$223,159	$388,929	$447,438
Service revenues	^ 1,584	1,701	3,285	3,294	3,285	1,249
Total revenues	$ ^ 100,401	$120,460	$227,464	$226,453	$392,214	$448,687

Operating Expenses:
Voyage expenses	^ 7,525	4,140	8,046	7,009	4,457	4,467
Vessel operating expenses	^ 56,943	64,670	111,671	114,318	105,514	78,976
General, administrative and management fees	^ 36,915	31,371	34,031	35,673	33,928	29,081
Depreciation and amortization	^ 36,714	73,952	140,743	139,063	136,203	115,663
Other operating income	(530)	— ^	(121)	(265)	(527)	(791)
Goodwill impairment	166,067	—	—	—	—	—

Total operating expenses	^ 303,634	176,133	294,370	295,798	279,575	227,396

Operating (loss) income	(^ 203,233)	(55,673)	(66,906)	(69,345)	112,639	221,291
Other expense	(^ 7,538)	(41,122)	(88,217)	(87,209)	(86,186)	(72,042)

(Loss) income before reorganization items, net	(^ 210,771)	(96,795)	(155,123)	(156,554)	26,453	149,249
Reorganization items, net	^ (1,591)	(915,640)	—	—	—	—

Net ^ (loss) income before income taxes	^ (212,362)	(1,012,435)	(155,123)	(156,554)	26,453	149,249
Income tax expense	(^ 996)	(815)	(1,898)	(1,222)	(1,385)	(1,840)
Net (loss) income^	^ (213,358)	(1,013,250)	(157,021)	(157,776)	25,068	147,409
Less: Net (loss) income attributable to noncontrolling interest	(^ 31,064)	(62,101)	(9,280)	(12,848)	(318)	6,166
Net (loss) income ^ attributable to Genco Shipping & Trading Limited	$^ (182,294)	$(951,149)	$(147,741)	$(144,928)	$25,386	$141,243
Net (loss) earnings per share - basic	$^ (3.02)	$(21.83)	$(3.42)	$(3.47)	$0.72	$4.28
Net (loss) earnings per share - diluted	$^ (3.02)	$(21,83)	$(3.42)	$(3.47)	$0.72	$4.07
Dividends declared per share	—	—	$—	$—	$—	$—
Weighted average common shares outstanding - Basic	^ 60,360,515	43,568,942	43,249,070	41,727,075	35,179,244	32,987,449
Weighted average common shares outstanding - Diluted	^ 60,360,515	43,568,942	43,249,070	41,727,075	35,258,205	35,891,373

Balance Sheet Data:
(U.S. dollars in thousands, at end of period)
Cash and cash equivalents	$83,414	$	N/A	$122,722	$72,600	$227,968	$270,877
Total assets	1,752,913		N/A	2,957,254	2,843,371	3,119,277	3,182,708
Total debt (current and long-term, including notes payable)	430,135		N/A	1,595,945	1,524,357	1,694,393	1,746,248
Total equity	1,292,774		N/A	1,308,805	1,261,207	1,361,618	1,348,153
Other Data:
(U.S. dollars in thousands)

Net cash (used in) provided by operating activities	$^ (26,835)		$(33,317)	$(3,144)	$(18,834)	$158,183	$262,680

Net cash used in investing activities	(^ 44,101)		(30,535)	(146,555)	(3,669)	(133,367)	(870,230)

Net cash provided by (used in) financing activities	^ 18,273		77,207	199,821	(132,865)	(67,725)	690,160

EBITDA (1)	$^ (137,010)		$(833,366)	$83,041	$82,537	$249,080	$330,711

(1)	EBITDA represents net (loss) income attributable to Genco Shipping & Trading Limited plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statements of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The foregoing definition of EBITDA differs from the definition of Consolidated EBITDA used in the financial covenants of our 2007 Credit Facility (prior to its termination on the Effective Date), our $253 Million Term Loan Credit Facility, and our $100 Million Term Loan Credit Facility. Specifically, Consolidated EBITDA substitutes gross interest expense (which includes amortization of deferred financing costs) for net interest expense used in our definition of EBITDA, includes adjustments for restricted stock amortization and non-cash charges for deferred financing costs related to the refinancing of other credit facilities or any non-cash losses from our investments in Jinhui and Korea Line Corporation (“KLC”), and excludes extraordinary gains or losses and gains or losses from derivative instruments used for hedging purposes or sales of assets other than inventory sold in the ordinary course of business. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net (loss) income attributable to Genco Shipping & Trading Limited for each of the periods presented above:

			For the Years Ended December 31,
	Period from July 9 to December 31, 2014	Period from January 1 to July 9, 2014	2013	2012	2011	2010
Net ^ (loss) income attributable to Genco Shipping & Trading Limited	$(182,294)	$ ^ (951,149)	$(147,741)	$(144,928)	$25,386	$141,243
Net interest expense	7,574	^ 41,016	88,141	87,180	86,106	71,965
Income tax expense	996	^ 815	1,898	1,222	1,385	1,840
Depreciation and amortization	36,714	^ 75,952	140,743	139,063	136,203	115,663

EBITDA (1)	$(137,010)	$	^ (833,366)	$83,041	$82,537	$249,080	$330,711

(2)	^ The period from July 9 to December 31, 2014 (Successor Company) and the period from January 1 to July 9, 2014 (Predecessor Company) are distinct reporting periods as a result of our emergence from bankruptcy on July 9, 2014 as reported in our consolidated financial statements. ^

Annex B

SERVICE REVENUES-

Service revenues consist of revenues earned from providing technical services to MEP pursuant to the agency agreement between us and MEP.  These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services.  The services are provided for a fee of $750 per ship per day.  During the ^ year ended December 31, ^ 2013, total service revenue was $3.3 million and did not change during ^ 2014.

VOYAGE EXPENSES-

In time charters, spot market-related time charters and pool agreements, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer.  There are certain other non-specified voyage expenses such as commissions, which are typically borne by us.  Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties.  Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.  At the inception of a time charter, we record the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses.  Additionally, voyage expenses include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

^ During 2014^ , voyage expenses ^ increased by $^ 3.6 million ^ from $8.0 million during the year ended December 31, ^ 2013.  The $3.6 million increase is primarily due to an increase in bunker losses during 2014 as compared to 2013 due to the declining price of fuel during the second half of 2014.  Additionally, there was an increase in bunker consumption during 2014 due to additional drydockings during 2014 as compared to 2013 as well as additional bunkers consumption during repositioning and ballast legs of time charters during 2014 as compared to 2013. During 2014 there was also an increase in the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.  Lastly, as of December 31, 2014, our bunker inventory was written down to its market value which resulted in additional expense.

VESSEL OPERATING EXPENSES-

Vessel operating expenses were $111.7 million in 2013 and increased by $9.9 million ^ in 2014 primarily due to a larger fleet as a result of the delivery of four Baltic Trading vessels during the second half of 2013 and the delivery of one Baltic Trading vessel during the fourth quarter of 2014.  Additionally, there were higher maintenance related expenses during 2014 as compared to 2013 due to expenses incurred during drydocking.  The $9.9 million increase includes a net increase of $7.3 million related to Baltic Trading’s vessels primarily due to the acquisition of the vessels mentioned above.

Average daily vessel operating expenses for our fleet increased by $160 per day from $4,875 during 2013 as compared to $5,035 in 2014.  The increase in daily vessel operating expenses was primarily due to higher maintenance related expenses incurred during drydocking, and also due to higher crew costs. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase.

Based on our management’s estimates and budgets provided by our technical manager, we expect our vessels, excluding Baltic Trading vessels, to have average daily vessel operating expenses during 2015 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$5,800
Panamax	5,300
Supramax	5,200
Handymax	5,200
Handysize	5,000

Based on these average daily budgeted amounts by vessel type, we expect our fleet, excluding Baltic Trading vessels, to have average daily vessel operating expenses of $5,250 during 2015.  The average daily vessel operating expense budget for 2015 of $5,250 is the same as the prior year 2014 budget of $5,250.

Based on our management’s estimates and budgets provided by our technical manager, we expect Baltic Trading’s vessels to have average daily vessel operating expenses during 2015 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$6,100
Ultramax	5,300
Supramax	5,600
Handysize	5,100

Based on these average daily budgeted amounts by vessel type, we expect Baltic Trading vessels to have average daily vessel operating expenses of $5,500 during 2015.  The average daily vessel operating expense budget for 2015 of $5,500 is slightly higher than the prior year 2014 budget of $5,400, primarily due to crew related expenses.

GENERAL, ADMINISTRATIVE AND MANAGEMENT FEES-

We incur general and administrative expenses, which relate to our onshore non-vessel-related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, rent, legal, auditing and other professional expenses.  With respect to the restricted shares issued as incentive compensation to our Chairman, our employees and our directors under our 2005 Equity Incentive Plan and 2012 Equity Incentive Plan for the Predecessor Company and under the Management Incentive Program (the “MIP”) for the Successor Company, refer to Note 24 — Stock-Based Compensation in our consolidated financial statements.  Additionally, we incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies.

General, administrative and management fees increased by $34.3 million during 2014 from $34.0 million during 2013^ .  The increase was primarily due to higher non-cash compensation expenses associated with the restricted shares and warrants issued under the MIP.  Additionally, the increase was due to our pre-petition expenses related to our Chapter 11 Cases incurred during 2014.  Lastly, there was an increase in management fees due to the delivery of four Baltic Trading vessels during the second half of 2013 and the delivery of one Baltic Trading vessel during the fourth quarter of 2014.

DEPRECIATION AND AMORTIZATION-

We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years.  On the Effective Date, as part of fresh-start reporting, we revalued our vessels assets which resulted in a decrease in vessels assets, vessel equipment recorded as a component of other fixed assets and drydocking assets.  On the Effective Date, we also increased the scrap value of our vessels from $245/lwt to $310/lwt which will result in an overall decrease in vessels depreciation expense over the remaining life of the vessels.

Depreciation and amortization charges decreased by $28.1 ^ million during 2014 from $140.7 million during 2013.  This decrease was due to revaluation of the vessel assets as well as the change in the scrap value as mentioned above.  These decreases were partially offset by the operation of a larger fleet during 2014 as compared to 2013, which includes the four Baltic Trading vessels delivered during the second half of 2013 as well as the one Baltic Trading vessel delivered during the fourth quarter of 2014.

OTHER OPERATING INCOME-

^ Other operating income ^ increased by $^ 0.4 million ^ during 2014 from $0.1 million^  during 2013.  The increase is primarily due to $0.5 million of total payments received from Samsun Logix Corporation as part of the cash settlement related to the rehabilitation plan approved by the South Korean courts during 2010. During the year ended December 31, 2013, we received a final cash settlement and shares of KLC stock as part of the final ^ rehabilitation plan approved by the South Korean courts during 2013 which resulted in other operating income of $0.1 million.  Refer to Note 22 — Commitments and Contingencies in our consolidated financial statements for further information regarding the settlement payments.

GOODWILL IMPAIRMENT —

^ Goodwill impairment increased by $166.1 million ^ during 2014 as compared to 2013 as a result of our annual assessment.  Refer to Note 5 — Goodwill Impairment in the consolidated financial statements for additional information.

OTHER (EXPENSE) INCOME-

NET INTEREST EXPENSE-

Net interest expense decreased by $39.6 million from $88.1 million during 2013^ .  Net interest expense during the years ended December 31, 2014 and 2013 consisted of interest expense under our $100 Million Term Loan Facility, $253 Million Term Loan Facility, the 2010 Baltic Trading Credit Facility and the Baltic Trading $22 Million Term Loan Facility and the Baltic Trading $44 Million Term Loan Facility, which were entered into August 30, 2013 and December 3, 2013, respectively.  Additionally, interest income, unused commitment fees associated with the aforementioned credit facilities as well as the amortization of deferred financing costs related to the aforementioned credit facilities are included in net interest expense during 2014 and 2013.  Net interest expense during the years ended December 31, 2014 and 2013 also includes interest expense related to our 5.0% Convertible Senior Notes (the “2010 Notes”) up until the Petition Date and for the facility under the Credit Agreement, dated as of July 20, 2007 (as amended to date), with the banks and other financial institutions named therein as lenders, Wilmington Trust, N.A., as successor administrative and collateral agent, and the other parties thereto (the “2007 Credit Facility”) until the Effective Date.  Lastly, net interest expense during 2014 also includes interest expense under the 2014 Baltic Trading Term Loan Facilities which was entered into on October 8, 2014.

The decrease in net interest expense for the year ended December 31, 2014 versus the year ended December 31, 2013 was primarily due to a decrease in interest expense associated with the 2007 Credit Facility, which was terminated pursuant to the Plan on the Effective Date, and the interest rate swap agreements as three interest rate swap agreements expired during the first quarter of 2014.  Additionally, there was a decrease in interest expense related to the 2010 Notes as we ceased accreting the liability related to the 2010 Notes and accruing for the related coupon payment on the Petition Date of April 21, 2014.  Refer to Note 10 — Debt, Note 11 — Convertible Senior Notes and Note 12 — Interest Rate Swap Agreements in our consolidated financial statements.  These decreases were partially offset by an increase in the interest expense and the amortization of deferred financing costs recorded during the year ended December 31, 2014 associated with Baltic Trading $22 Million Term Loan Facility, Baltic Trading $44 Million Term Loan Facility and the 2014 Baltic Trading Term Loan Facilities, which were entered into by Baltic Trading effective August 30, 2013, December 3, 2013 and October 8, 2014.  Refer to Note 10 — Debt in our consolidated financial statements for further information about these credit facilities.

INCOME TAX EXPENSE-

^ During 2014, income tax expense ^ decreased by $^ 0.1 million ^ from $1.9 million during ^ 2013.  This income tax expense consists primarily of federal, state and local income taxes on net income earned by Genco Management (USA) Limited (“Genco (USA)”), one of our wholly-owned subsidiaries.  Pursuant to certain agreements, we technically and commercially manage vessels for Baltic Trading, as well as provide technical management of vessels for MEP in exchange for specified fees for these services provided.  These services are provided by Genco (USA), which has elected to be taxed as a corporation for United States federal income tax purposes.  As such, Genco (USA) is subject to United States federal income tax on its worldwide net income, including the net income derived from providing these services.  Refer to the “Income taxes” section of Note 2 — Summary of Significant Accounting Policies included in our consolidated financial statements for further information.  The decrease in income tax expense during 2014 as compared to 2013 is primarily a result of additional income earned by Genco (USA) during 2013.  This was primarily due to the 1% purchase fee earned by Genco (USA) from Baltic Trading pursuant to the Management Agreement related to the delivery of four Baltic Trading vessels during 2013 as compared to only two vessels during 2014.  These purchase fees eliminate upon consolidation; however, the fees are included in the net income earned by Genco (USA) and are taxable.

This decrease was partially offset by an increase in commercial service revenue due to Genco (USA) from Baltic Trading pursuant to the Management Agreement as a result of higher charter rates achieved by Baltic Trading’s fleet.

REORGANIZATION ITEMS, NET

^ Reorganization items, net increased by $917.2 million during 2014 as compared to 2013. These reorganization items include trustee fees, professional fees incurred after the Petition Date in relation to the Chapter 11 Cases, the revaluation of assets and liabilities recorded as part of fresh-start reporting, and the ^ discharge of liabilities subject to compromise ^ in exchange for issuance of common stock  pursuant to the Plan. Refer to Note 21 — Reorganization items, net in our Consolidated Financial Statements for further detail. There were no reorganization items during the year ended December 31, 2013 as the Petition Date was April 21, 2014.

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST-

^ Net loss attributable to noncontrolling interest ^ increased by $^ 83.9 million ^ during 2014 from $9.3 million^  during 2013.  These amounts represent the net loss attributable to the noncontrolling interest of Baltic Trading.

Annex C

ITEM 9A.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our President and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act as of the end of the period covered by this Report.  Based upon that evaluation, our President and our Chief Financial Officer have concluded^ , as a result of the material weaknesses in internal control over financial reporting described below under “Management Report on Internal Control over Financial Reporting”, that our disclosure controls and procedures ^ were not effective as of December 31, 2014.

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).  Our assessment included consideration of ^ errors that ^ were identified in ^ (1) our accounting for the allocation of a goodwill impairment charge recorded in December 2014 that was partially attributable to our noncontrolling interests; and (2) our calculation of “Reorganization items, net” of the Predecessor for the period from January 1, 2014 to July 9, 2014.

Specifically, in regard to our accounting for the allocation of a goodwill impairment charge, management identified that process level controls, including management review of consolidated financial information and legal entity trial balances within our consolidated financial reporting process regarding attribution of income/loss to our noncontrolling interests were not adequately designed. These controls lacked attributes specific to the accurate tracking of basis differences attributable to noncontrolling interests that were established in July 2014 associated with our application of fresh-start accounting. In regard to our calculation of Reorganization items, net” of the Predecessor, management identified that its review controls associated with the accounting for a non-routine transaction were not sufficiently designed to identify the misapplication of a technical aspect of authoritative accounting guidance related to the application of fresh-start accounting.

^ Management concluded that ^ these internal control design ^ deficiencies represented ^ material ^ weaknesses as of December 31, 2014. Accordingly, management concluded that our internal controls over financial reporting were not effective as of December 31, 2014. However ^ these material ^ weaknesses did not have a pervasive effect on internal controls over financial reporting, as ^  they were limited to non-routine transactions associated with our application of fresh-start accounting.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company’s internal control over financial reporting.  The attestation report is included on pages 36-37 of this report.

CHANGES IN INTERNAL CONTROLS

In response to the ^ material ^ weaknesses in internal ^ controls described above, management has implemented remediation efforts to address the design of internal controls ^ and the ineffectiveness of our disclosure controls and procedures. Our new and refined internal controls are intended to prevent or detect similar occurrences. ^

In response to the control deficiency related to the accurate tracking of basis differences attributable to noncontrolling interests, such changes to our internal controls include (1) improved reconciliation and review controls over tracking legal entity financial information and focus on classification and presentation effects of less-than-wholly-owned subsidiaries in our consolidation process; and (2) enhanced training and education on principles related to accounting for noncontrolling interests.

In response to the control deficiency related to the accounting for non-routine transactions, such changes to our internal controls include enhanced training and education on principles related to accounting for material non-routine transactions for those individuals recording the accounting consequences of such transactions and an independent level of review of the details of such transactions by a more senior member of mangement.

Other than the material ^ weaknesses described above, there have been no changes in our internal controls or over financial reporting that occurred during the fourth fiscal quarter of 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annex D

Consolidated Statement of Operations
(U.S. Dollars in Thousands, Except for Earnings Per Share and Share Data)
	Predecessor Period from January 1 to July 9, 2014 As Reported	Adjustment		Predecessor Period from January 1 to July 9, 2014 As Restated
Loss before reorganization items, net	$(96,795)	—		$(96,795)
Reorganization items, net	882,167	(1,797,807)	(a)	(915,640)

(Loss) income before income taxes	785,372	(1,797,807)		(1,012,435)
Income tax expense	(815)	—		(815)
Net (loss) income	784,557	(1,797,807)		(1,013,250)
Less: Net loss attributable to noncontrolling interest	(8,734)	(53,367)	(b)	(62,101)
Net (loss) income attributable to Genco Shipping & Trading Limited	$793,291	$(1,744,440)		$(951,149)

Net (loss) income per share-basic	$18.21	N/A		$(21.83)
Net (loss) income per share-diluted	$18.21	N/A		$(21.83)
Weighted average common shares outstanding-basic	43,568,942	N/A		43,568,942
Weighted average common shares outstanding-diluted	43,568,942	N/A		43,568,942
Dividends declared per share	$—	N/A		$—

(a)	The adjustment is the result of errors in Genco’s prior accounting for the following transactions associated with the application of fresh–start accounting:

Adjustment
Discharge of Predecessor equity <1>	$(829,974)
Issuance of Successor equity <2>	(1,133,900)
Recording of goodwill in fresh-start accounting <3>	166,067
Total	$(1,797,807)

<1>	The accounting consequences related to the discharge of Predecessor equity were previously reported as a component in the computation of “Reorganization items, net”. The adjustment is to exclude the accounting consequences related to the discharge of Predecessor equity from the computation of “Reorganization items, net”.

<2>	The accounting consequences related to the issuance of Successor equity were previously excluded as a component in the computation of “Reorganization items, net”. The adjustment is to include from the accounting consequences related to the issuance of Successor equity in the computation of “Reorganization items, net”.

<3>	The accounting consequences related to the recognition of goodwill were previously excluded as a component in the computation of “Reorganization items, net”. The adjustment is to include the accounting consequences related to the establishment of goodwill in the computation of “Reorganization items, net”.

(b)	The adjustment is the result of errors in Genco’s prior accounting for the consequences to noncontrolling interests of certain transactions associated with the application of fresh-start accounting.

Annex E

The effects of the Plan and fresh-start reporting on the Company’s consolidated balance sheet are as follows:

	Fresh-Start Adjustments
	Predecessor July 9, 2014	Debt Discharge and Equity Issuance (a) (restated)	Reinstatement of Liabilities (b)	Revaluation of Assets and Liabilities (c) (restated)	Successor July 9, 2014
Assets
Current assets:
Cash and cash equivalents	$48,551	$87,526	$—	$—	$136,077
Restricted cash	9,975	—	—	—	9,975
Due from charterers, net	13,194	—	—	—	13,194
Prepaid expenses and other current assets	30,800	—	—	(41)	30,759
Time charters acquired	—	—	—	450	450
Total current assets	102,520	87,526	—	409	190,455

Noncurrent assets:
Vessels, net	2,604,731	—	—	(1,065,882)	1,538,849
Deposits on vessels	28,658	—	—	2,317	30,975
Deferred drydock, net	16,584	—	—	(16,396)	188
Deferred financing costs, net	18,953	(11,893)	—	—	7,060
Fixed assets, net	4,053	—	—	(3,443)	610
Other noncurrent assets	514	—	—	—	514
Restricted cash	300	—	—	—	300
Investments	51,804	—	—	—	51,804
Goodwill	—	—	—	166,067	166,067
Total noncurrent assets	2,725,597	(11,893)	—	(917,337)	1,796,367

Total assets	$2,828,117	$75,633	$—	$(916,928)	$1,986,822

Liabilities and Equity
Current liabilities not subject to compromise:
Accounts payable and accrued expenses	$60,333	$(1,086)	$6,478	$—	$65,725
Current portion of long-term debt	4,250	—	27,992	—	32,242
Deferred revenue	997	—	—	—	997
Time charters acquired	16	—	—	(16)	—
Total current liabilities not subject to compromise	65,596	(1,086)	34,470	(16)	98,964

Noncurrent liabilities not subject to compromise:
Long-term lease obligations	2,670	—	—	(2,670)	—
Long-term debt	161,500	—	214,289	—	375,789
Total noncurrent liabilities not subject to compromises	164,170	—	214,289	(2,670)	375,789

Total liabilities subject to compromise	1,443,446	(1,194,687)	(248,759)	—	—

Total liabilities	1,673,212	(1,195,773)	—	(2,686)	474,753

Equity:
Genco Shipping & Trading Limited shareholders’ equity:
Predecessor Common stock	445	(445)	—	—	—
Predecessor Additional paid-in capital	849,130	(849,130)	—	—	—
Successor Common stock	—	603	—	—	603
Successor Additional paid-in capital	—	1,232,397	—	—	1,232,397
Accumulated other comprehensive income	30,357	^ (30,357)	—	^ — ^	—
Retained (deficit) earnings	(57,463)	^ 918,338	—	^ (860,875)	—

Total Genco Shipping & Trading Limited shareholders’ equity	822,469	^ 1,271,406		—	^ (860,875)	1,233,000
Noncontrolling interest	332,436	^ —	^	—	^ (53,367)	279,069
Total equity	1,154,905	1,271,406		—	(914,242)	1,512,069

Total liabilities and equity	$2,828,117	$75,633		$—	$(916,928)	$1,986,822

(a)	^ Debt Discharge and Equity Issuance — This column reflects the following adjustments pursuant to the Plan:

^

1.	Items comprising the net gain on settlement of liabilities subject to compromise in exchange for equity issuance – see Note 21.

Predecessor Period from January 1 to July 9, 2014
Discharge of the outstanding debt under the 2007 Credit Facility	$1,055,912
Discharge of the long-term interest payable due pursuant to the 2007 Credit Facility	13,199
Discharge of the 2010 Notes liability	117,473
Discharge of coupon interest on the 2010 Notes liability	1,105
The elimination of deferred financing fees associated with the discharged obligations	(15,383)
The elimination of accumulated other comprehensive income related to interest rate swaps associated with the discharged obligations	(4,574)
Issuance of Successor common stock	(1,133,900)
Net gain on the discharge of Predecessor liabilities related to liabilities subject to compromise and associated issuance of Successor equity	$33,832

2.	Other items associated with the settlement of liabilities subject to compromise:

o	The payment of interest expense accrued up ^ to the Effective Date of $1,772, $59 and $156 for the 2007 Credit Facility, the $100 Million Term Loan Facility and the $253 Million Term Loan Facility, respectively.

o	The paydown on the Effective Date of $1,923 and $5,075 for the $100 Million Term Loan Facility and $253 Million Term Loan Facility, respectively, which were due on the Effective Date as they were not paid during the pendency of the Chapter 11 Cases.

^

o	The payment of deferred financing fees of $3,490 for the Amended and Restated $100 Million and $253 Million Term Loan Facilities.

^

3.	The reclassification to retained (deficit) earnings of $34,931 related to the gain associated with the Company’s investments.

4.	Reclassification of $900 of initial equity to accounts payable that represent s the estimated amount of the notes discharged that will be paid in cash to nonaccredited investors.

5.	The reclassification to retained (deficit) earnings of the Predecessor common stock of $445 and Predecessor additional paid in capital of $849,130.

6.	Receipt of the proceeds of the $100,000 rights offering pursuant to the Plan.

(b)	Reinstatement of Liabilities — This column reflects the reinstatement of the remaining Liabilities subject to compromise for the Predecessor Company which were not already adjusted in the Debt Discharge and Equity Issuance column. It includes the following adjustments:

•	The reclassification of the debt outstanding under the Amended and Restated $100 Million Term Loan Facility. This includes $7,692 of current long-term debt and $63,946 of long-term debt.

•	The reclassification of the debt outstanding under the Amended and Restated $253 Million Term Loan Facility. This includes $20,300 of current long-term debt and $150,343 of long-term debt.

•	The reinstatement of $5,622 related to the termination of the interest rate swap agreement with DNB Bank ASA.

•	The reinstatement of the $815 lease obligation.

•	The reinstatement of $41 of pre-petition accounts payable due to vendors in the United States.

(c)	Revaluation of Assets and Liabilities — Fresh-start reporting adjustments are made to reflect asset values at their estimated fair value, including:

•	Adjustment of $179 to prepaid amounts for the Predecessor Company.

•	Adjustment to reflect the fair value of time charters acquired of $434.

•	Adjustment of $1,083,404 to reflect the fair value of vessel assets, vessel deposits, drydocking assets and other fixed assets as of the Effective Date. The portion of the asset revaluation associated with Baltic Trading’s noncontrolling interest in the amount of $74,355 was reflected as a reduction of noncontrolling interest.

•	Adjustment of $2,670 to reflect the fair value of the Company’s current lease agreement^ , which was previously recorded as long-term lease obligations. As of the Effective Date, the lease agreement has been valued at below market; therefore, we have recorded in “Prepaid expenses and other current assets” an asset of $138, ^ which will be amortized over the remaining life of the lease agreement.

^

•	Goodwill in the amount of $166,067 was recognized, which represents the portion of the total reorganization value that was not attributed to specific tangible or identifiable intangible assets. The portion of the goodwill recognized in relation to Baltic Trading noncontrolling interest in the amount of $24,022 was reflected as an increase in noncontrolling interest.

•	The total reduction of $53,367 in noncontrolling interest is due to the adjustment of the fair value of the noncontrolling interest derived from the Baltic Trading asset revaluation and goodwill described above and an additional revaluation adjustment of $3,034. The revalued noncontrolling interest was determined based on a relative fair value allocation of Baltic Trading Limited’s estimated equity value as of July 8, 2015, which multiplied the percentage of Baltic Trading Limited’s equity ownership attributable to non-controlling interests by the estimated equity value of Baltic Trading Limited as of such date. The estimated equity value of Baltic Trading Limited as of such date was determined by multiplying the closing price of Baltic Trading Limited’s publicly traded common stock by the total number of shares of Baltic Trading Limited’s common stock and Class B stock outstanding on July 8, 2015.

Annex F

21 — REORGANIZATION ITEMS, NET

“Reorganization items, net^ ” represent amounts incurred and recovered subsequent to the bankruptcy filing as a direct result of the filing of the Chapter 11 Cases^ .  See Footnote 27 for details associated with the restatement of Reorganization items, net.  Reorganization items, net are comprised of the following:

	Successor		Predecessor	Predecessor	Predecessor
	Period from July 9 to December 31, 2014		Period from January 1 to July 9, 2014 (As Reported)	Period from January 1 to July 9, 2014 Adjustment (c)	Period from January 1 to July 9, 2014 (As Restated)
Professional fees incurred	$968	^	$34,981	$-	$34,981
Trustee fees incurred	^ 623		251	-	251
Total reorganization fees	$1,591	^	$35,232	-	$35,232

Gain on settlement of liabilities subject to compromise	$-	^	$(1,187,689)	$1,187,689	$-
Net gain on debt and equity discharge and issuance	^-		(775,086^ )	775,086	-	^
Gain on settlement of liabilities subject to compromise in exchange for equity issuance, net (a)	-		-	(33,832)	(33,832)
Fresh-start reporting adjustments (b)	^ -		1,045,376	(131,136)	914,240
Total fresh-start adjustment	$-	^	$(917,399)	$1,797,807	$880,408	^	^

Total reorganization items, net	$1,591	^	$(882,167)	$1,797,807	$915,640		^

(a)	For determination of this amount see footnote (a), subnote 1 in Note 1 under the table for the effects of the Plan and fresh-start reporting on the Company’s consolidated balance sheet.

(b)	For determination of this amount see footnote (c) in Note 1 under the table for the effects of the Plan and fresh-start reporting on the Company’s consolidated balance sheet.

(c)	See Note 27.